SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                           Cabot Oil & Gas Corporation
                           ---------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.10 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                    127097103
                                 --------------
                                 (CUSIP Number)

                                December 31, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No.  65332K107                                          Page 2 of 12 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Louis M. Bacon

2        Check the Appropriate Box If a Member of a Group*

                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                             5               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            1,603,000
    Each
Reporting                    7               Sole Dispositive
    Person                                            0
    With

                             8               Shared Dispositive Power
                                                      1,603,000


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,603,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                          [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.39%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  65332K107                                          Page 3 of 12 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Capital Management, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Connecticut

                             5               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            1,282,400
    Each
Reporting                    7               Sole Dispositive
    Person                                            0
    With

                             8               Shared Dispositive Power
                                                      1,282,400


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,282,400

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                                              [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.11%

12       Type of Reporting Person*

                  CO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  65332K107                                          Page 4 of 12 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Global Investments, Ltd.

2        Check the Appropriate Box If a Member of a Group*

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Bahamas

                             5               Sole Voting Power
                                                      0
Number of
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            1,282,400
    Each
Reporting                    7               Sole Dispositive
    Person                                            0
    With

                             8               Shared Dispositive Power
                                                      1,282,400


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,282,400

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                                              [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.11%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages




Item 1(a)         Name of Issuer:

                  Cabot Oil & Gas Company (the "Company").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  15375 Memorial Drive
                  Houston, TX  77079

Item 2(a)         Name of Person Filing:

                  The Statement is being filed by (1) Louis M. Bacon ("Mr. Bacon"), in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of Moore Capital Management, Inc. ("MCM") and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), (2) MCM and (3) Moore Global Investments, Ltd. ("MGI") (collectively, the "Reporting Persons").

                  MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to MGI and other investment funds. In such capacity, MCM may be deemed the beneficial owner of the Shares (as defined herein) held for the account of MGI. MCA is a New York limited liability company and a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. In such capacity, MCA may be deemed the beneficial owner of the Shares (as defined herein) held for the account of RIS. The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity as Chairman and Chief Executive Officer of such entities. In such capacity, Mr. Bacon may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of MGI and RIS.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business offices of Mr. Bacon, MCM and MGI are located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  i)       Mr. Bacon is a United States citizen;

                  ii)      MCM is a Connecticut corporation; and

                  iii)     MGI is a Bahamas corporation.

                                                              Page 6 of 12 Pages




Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, par value $0.10 per share (the "Shares") of the Company.

Item 2(e)         CUSIP Number:

                  127097103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i)      Mr.  Bacon  may be  deemed  the  beneficial  owner of
                           1,603,000 Shares. This number consists of (A) 1,282,400 Shares held for the account of MGI, and (B) 320,600 Shares held for the account of RIS.

                  (ii) Each of MCM and MGI may be deemed the beneficial owner of the 1,282,400 Shares held for the account of MGI.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Mr. Bacon may be deemed to be the beneficial owner constitutes approximately 6.39% of the total number of Shares outstanding.

                  (ii) The number of Shares of which each of MCM and MGI may be deemed to be the beneficial owner constitutes approximately 5.11% of the total number of Shares outstanding.

                                                              Page 7 of 12 Pages




Item 4(c)         Number of shares as to which such person has:

     Mr. Bacon:
     ----------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,603,000

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,603,000

     MCM:
     ----

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,282,400

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,282,400

     MGI:
     ----

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,282,400

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,282,400

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of MGI have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by MGI in accordance with their ownership interests in MGI.

                  (ii) The partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by RIS in accordance with their partnership interests in RIS.

                                                              Page 8 of 12 Pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                           This Item 10 is not applicable.

                                                              Page 9 of 12 Pages




                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2000

                                LOUIS M. BACON



                                By:      /S/ STEPHEN R. NELSON
                                         ---------------------------------------
                                         Name:            Stephen R. Nelson
                                         Title:           Attorney-in-Fact


                                MOORE CAPITAL MANAGEMENT, INC.



                                By:      /S/ STEPHEN R. NELSON
                                         ---------------------------------------
                                         Name:            Stephen R. Nelson
                                         Title:           Attorney-in-Fact


                                MOORE GLOBAL INVESTMENTS, LTD.



                                By:      /S/ STEPHEN R. NELSON
                                         ---------------------------------------
                                         Name:            Stephen R. Nelson
                                         Title:           Attorney-in-Fact

                                                             Page 10 of 12 Pages





                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint  Filing  Agreement  dated  February 4, 2000 by and
         between  Louis M. Bacon,  Moore Capital  Management  and
         Moore Global Investments, Ltd...........................             11

B.       Power of Attorney  dated  November  28, 1997  granted by
         Louis M.  Bacon in favor  M.  Elaine  Crocker,  Kevin F.
         Shannon and Stephen R. Nelson...........................             12